Mail Stop 3561

December 23, 2009

By Facsimile and U.S. Mail

Mr. Steve Odland
Chief Executive Officer
Office Depot, Inc.
6600 North Military Trail
Boca Raton, Florida 33496

   Re: **Office Depot, Inc..**
       Annual Report on Form 10-K for the Fiscal Year Ended December 27, 2008
       Filed February 24, 2009
       Quarterly Report on Form 10-Q for the Fiscal Period Ended March 28, 2009
       Filed April 28, 2009
       Quarterly Report on Form 10-Q for the Fiscal Period Ended June 27, 2009
       Filed July 28, 2009
       Quarterly Report on Form 10-Q for the Fiscal Period Ended September 26, 2009
       Filed October 29, 2009
       Definitive Proxy Statement on Schedule 14A
       Filed March 11, 2009
       File No. 001-10948

Dear Mr. Odland:

   We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

   Please also understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K

Item 1. Business, page 2

1. We note your disclosure on page 11 that you have "substantially increased the number of types of products that [you] sell under [your] private brands." In this regard, please discuss the importance, duration and effect of any material patents, trademarks and licenses held. See Item 101(c)(1)(iv) of Regulation S-K.

2. Please provide the financial information about geographic areas required by Item 101(d) of Regulation S-K.

3. Please provide the disclosure required by Item 101(e)(2) of Regulation S-K.

Executive officers of the Registrant, page 7

4. Please state the term of office of your executive officers. Refer to Item 401(b) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition, page 20

Liquidity and Capital Resources, page 29

Liquidity, page 29

5. We note your disclosure that the company's credit rating downgrade permitted the counterparty to your private label credit card program the right to terminate the agreement and require you to repurchase the outstanding balance. We also note your credit agreement contains affirmative and negative covenants and default provisions. Please define all material covenants and clearly disclose whether you are in compliance at the end of the period presented. Additionally, if it becomes reasonably likely that you may not comply with any material covenant, please present, for your most significant and restrictive covenants, actual ratios and other actual amounts versus the ratios or amounts required as of each reporting date. Such presentation will allow investors to more easily understand your current ability to meet your financial covenants. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350. Please also describe stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

Contractual Obligations, page 32

6. Please provide and caption as a sub-section your discussion of off-balance sheet arrangements. Refer to Item 303(a)(4) of Regulation S-K.

Critical Accounting Policies, page 32

Intangible asset testing, page 33

7. Please expand your critical accounting policy to distinguish between how you
   perform Step 1 from Step 2 of your goodwill impairment test.

Consolidated Balance Sheets, page 46

8. Please advise or disclose the various component amounts of other assets on the
   face of the consolidated balance sheet or in a note thereto in accordance with Rule
   5-02.17 of Regulation S-X.

Note N – Investments in Unconsolidated Joint Venture, page 70

9. We note your disclosure on page four indicating you became a 51% owner in a
   joint venture that acquired eOfficePlanet India pvt. We also note your disclosure
   on page 50 under Basis of Presentation. Please clarify how you account for this
   joint venture. To the extent your ownership is significant and you have not
   consolidated the joint venture, please explain whether you considered providing
   summarized financial information. Reference made to Item 4-08(g) of Regulation
   S-X.

Exhibits

10. Please ensure that you file all schedules and exhibits to the exhibits to your
    Annual Report on Form 10-K filed pursuant to Item 601(b)(10) of Regulation
    S-K. As an example only, we note that you have not provided all of the schedules
    and exhibits to the Credit Agreement dated as of September 26, 2008. Please
    review the agreements and re-file complete agreements with your next periodic or
    current report. Please note that Item 601(b)(2) of Regulation S-K permits you to
    provide omitted information supplementally, but there is not a similar provision in
    Item 601(b)(10) of Regulation S-K.

11. It appears that some of the footnotes to your exhibit index refer to incorrect filing
    dates. As examples only, we note that footnote 18 refers to a Form 8-K filed on
    September 26, 2008 when it appears that the correct reference should be to a
    Form 8-K filed on October 9, 2008, and that footnote 21 refers to a Form 8-K
    filed on December 30, 2008 when it appears that the correct reference should be
    to a Form 8-K filed on December 31, 2008. Please review the footnotes to your
    exhibit index and revise accordingly.

Exhibits 31.1 and 31.2

12. In future periodic reports, please revise the certifications filed as Exhibit 31 so the language is identical to the language contained in Item 601(b)(31) of Regulation S-K. In this regard, we note that you refer to your "independent registered public accounting firm" instead of your "auditors" in paragraph 5. This comment also applies to your Quarterly Report on Form 10-Q for the fiscal period ended March 28, 2009, Quarterly Report on Form 10-Q for the fiscal period ended June 27, 2009, and Quarterly Report on Form 10-Q for the fiscal period ended September 26, 2009.

Definitive Proxy Statement on Schedule 14A

Related Person Transactions Policy, page 9

13. Please confirm that you have not disclosed any related party transactions under Item 404(a) of Regulation S-K because there are no such transactions that are required to be disclosed.

Executive and Director Compensation, page 15

Annual Cash Incentives ("Bonus Plan"), page 20

14. We note the compensation committee's determination that, for fiscal year 2009, one-third of bonus plan payments will be based on attaining a cash flow goal for the year, one-third of bonus plan payments will be based on attaining a goal relative to EBITDA, and one-third of bonus plan payments will be based on achieving qualitative goals set by the committee. Please revise your disclosure to quantify the cash flow goal and EBITDA-related goal, and to discuss the qualitative goals, set by the committee.

Outstanding Equity Awards at 2008 Fiscal Year-End, page 30

15. While we note that you have disclosed the vesting schedule of the stock options and restricted stock awards, you have not specified the vesting date for each award. Please revise. Refer to Instruction 2 to Item 402(f)(2) of Regulation S-K.

Nonqualified Deferred Compensation, page 32

16. Please provide a footnote quantifying the extent to which amounts reported in the contributions and earnings columns are reported as compensation in the last completed fiscal year in your Summary Compensation Table. Refer to the Instruction to Item 402(i)(2) of Regulation S-K.

Audit Committee Report, page 58

>   17. We note the statements in the Audit Committee Report that the audit committee's duties include pre-approval of audit and non-audit work and that the audit committee has delegated the authority to pre-approve auditor engagements between meetings of the audit committee. However, you have not described your pre-approval policies and procedures in accordance with Item 14(5) of Form 10-K. Please revise.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filings.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna DiSilvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director